UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates its Shareholders that its Board of Directors, at a meeting held on February 12, 2026, approved the declaration of Interest on Capital (“IoC”), pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 143/2022, in the gross amount of R$325,000,000.00 (three hundred and twenty-five million reais), withholding income tax at the rate of 17.5%, resulting in a estimated net amount of R$268,125,000.00 (two hundred and sixty-eight million, one hundred and twenty-five thousand reais), based on the balance sheet of January 31, 2026. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)¹	Withholding Income Tax (17.5%)	Net Amount per Share (R$)¹
Interest on Capital	02/12/2026	02/23/2026	0.10170213856	0.01779787425	0.08390426431

¹ Amount per share calculated based on the shareholding position of January 31, 2026.

As established in the article 26 of the Company’s Bylaws, said IoC will be considered as part of the mandatory dividends for the fiscal year ending on December 31, 2027, ad referendum of the Ordinary General Shareholders’ Meeting to be held in 2026.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of February 23, 2026. After this date, the shares will trade as “ex-IoC”. The payment of these proceeds will be made by April 30, 2027, with the Company’s Executive Board being responsible for setting the exact date.

The amount per share of Interest on Capital may be adjusted according to the Company’s shareholding base on February 23, 2026, due to possible acquisitions of shares under the current Company's Share Buyback Program.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

Shareholders with a special withholding tax regime based on international agreements and treaties, exempt or immune from income tax must provide proof of such status, in accordance with current legislation, by March 5, 2026, to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, February 12, 2026.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 12, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director